FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 5, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 5,        2004                                    By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              GlaxoSmithKline plc.


Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 396,825 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 158,730 shares to be issued under the GlaxoSmithKline Share Option Plan -Ordinary and 238,095 shares to be issued under the GlaxoSmithKline Share Option Plan - ADS.

                              Directors' Interests

I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 31 December 2003, the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the automatic share allocation arrangements for non-executive Directors for the period of service from 1 October to 31 December 2003, as listed below.

Non Executive Director               Ordinary Shares        American Depository
                                                                Shares (ADS)
Christopher Hogg                         1,500
Dr Michele Barzach                         250
Mr Lawrence Culp                                                    125
Mr Crispin Davis                           250
Sir Peter Job                              250
John McArthur                                                       125
Donald McHenry                                                      125
Sir Ian Prosser                            250
Dr Ronaldo Schmitz                         250
Dr Lucy Shapiro                                                     125
Sir Robert Wilson                        166.6667


At the same time the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the share election element of the share allocation arrangements for non-executive Directors for the period of service from 1 October to 31 December 2003, as listed below.


Non Executive Director               Ordinary Shares        American Depositary
                                                                Shares (ADS)

Sir Christopher Hogg                    2938.8715
Mr Lawrence Culp                                                  389.7510
Mr Crispin Davis                         881.6614
Sir Peter Job                            881.6614
Sir Ian Prosser                          538.7931
Dr Ronaldo Schmitz                       431.0345

The Company and the directors were informed of these allocations on 5 January 2004.

S M Bicknell
Company Secretary
5 January 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


23 December 2003              Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 3,570 Ordinary shares in the Company to a participant in the SmithKline Beecham
                              Employee Share Option Plan 1991.


The Company was advised of this transaction on 29 December 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

5 January 2004

                             Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


29 December 2003              Abacus (GSK) Trustees Limited,  as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 16,442 Ordinary shares in the Company to a participant in the SmithKline
                              Beecham Employee Share Option Plan 1991.


The Company was advised of this transaction on 2 January 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

5 January 2004

                              Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 2 January 2004, that as a result of movement in the fund on 31 December 2003, the number of Ordinary Share ADRs held by the fund had decreased from 18,727,604 to 18,647,046 at an average price of $46.62.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

5 January 2004